September 16, 2008

Mr. Enrico Cavatorta
Chief Financial Officer
Luxottica Group S.p.A.
Via Cantu 2
Milan 20123, Italy

      Re: **Luxottica Group S.p.A.**
                 Annual Report on Form 20-F
                 Filed June 26, 2008
                 File No. 001-10421

Dear Mr. Cavatora:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                       Sincerely,

                       Tim Buchmiller
                       Senior Attorney